May 8, 2020

Susan Block

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Southern States Bancshares, Inc.

Draft Registration Statement on Form S-1

Submitted on March 19, 2020

CIK No. 0001689731

Ladies and Gentlemen:

Set forth below are the responses of Southern States Bancshares, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter April 13, 2020, with respect to the draft registration statement on Form S-1 (the “Confidential Submission”), confidentially submitted to the Commission on March 19, 2020.

Concurrently with the submission of this letter, we are submitting through EDGAR the second confidential draft registration statement (“Submission No. 2”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Submission No. 2.

We have also added disclosure regarding the effect on the Company of the COVID-19 pandemic. We will continue to monitor the impact on the Company of the COVID-19 pandemic and anticipate additional updates in future filings.

Industry and Market Data, page ii

1.

We note you indicate that the prospectus includes industry and market data, and that you have not independently verified this information and this information could prove to be inaccurate or incomplete. Please revise to clarify that, notwithstanding the foregoing, you believe this information is reliable.

We acknowledge the Staff’s comment and have supplemented the disclosure to include statements that we believe the information is reliable. Please see page ii of Submission No. 2.

615 Quintard Ave ◆ Anniston, AL 36201 ◆ Office: (256) 241-1092 ◆

www.southernstatesbank.net

Securities and Exchange Commission

May 8, 2020

Prospectus Summary

Our History and Growth, page 1

2.

We note that you completed the acquisition of East Alabama Financial Group, Inc. in September 2019. We also note that you have included the financial statements of East Alabama Financial Group, Inc. in this filing as well as pro forma information on page F- 45. Please address the following:

•

The pro forma information provided on page F-45 appears to include information required by ASC 805-10-50. Please revise to include this information within your notes to the consolidated financial statements (i.e., Note 2—Acquisition Activity on page F-16).

•

Tell us your consideration and how you have complied with the requirements of providing full pro forma financial information in accordance Article 11 of Regulation S-X (i.e., a complete pro forma income statement for the period ending December 31, 2019 along with footnotes supporting the pro forma adjustments). Ensure your response addresses your consideration of the specific criteria in 11-01(a)(1) and 11- 01(b)(1), as well as the preparation requirements in 11-02.

We acknowledge the Staff’s comment and have included the pro forma information that is provided on page F-45 on page F-17. Please see page F-17 of Submission No. 2.

Rule 11-01(a)(1) of Regulation S-X requires pro forma financial information to be furnished when, during the most recent fiscal year, a “significant” business combination has occurred. Rule 11-01(b)(1) of Regulation S-X provides that a business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business acquired would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent each place it appears therein. Rule 1-02(w) of Regulation S-X defines “significant” if it meets any of the following conditions:

Investment Test—The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

Securities and Exchange Commission

May 8, 2020

Asset Test—The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

Income Test—The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any non-controlling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

In September 2019, the Company completed the acquisition of East Alabama Financial Group, Inc. and its subsidiary bank, Small Town Bank (collectively, “East Alabama”). The Company performed a significance test using the financial statements of East Alabama as of December 31, 2018 and the Company’s consolidated financial statements as of December 31, 2018. The analysis resulted in the asset test and income test exceeding the 20% threshold, at 27% and 31%, respectively. The investment test did not exceed 20%. Accordingly, the Company determined that pro forma financial information for the acquisition of East Alabama was required.

The Company determined the periods of pro forma information to be presented consistent with Rule 11-02(c) of Regulation S-X. The Company determined that no balance sheet was required to be presented because the transaction was fully reflected in the Company’s balance sheet as of December 31, 2019, consistent with Rule 11-02(c)(1) of Regulation S-X. In accordance with Rule 11-02(c)(2)(i), the Company also determined that a pro forma income statement was required for the year ended December 31, 2019, which is the most recent fiscal year for which financial information is presented in the Confidential Submission, but that no interim pro forma income statement was required because the Confidential Submission does not include an interim balance sheet information beyond December 31, 2019. Accordingly, the Company determined that Rule 11-02(c) of Regulation S-X only required presentation of a pro forma income statement for the year ended December 31, 2019.

The Company reviewed Rule 11-02(b) of Regulation S-X for the form and content requirements of the pro forma financial information. Initially, the Company determined there were a limited number of adjustments and, therefore, the condensed information with a narrative of the adjustments was sufficient, consistent with Rule 11-02(b)(1) of Regulation S-X. The Company has since elected to include a full pro forma income statement in columnar form, along with supporting footnotes. Please see page 19 through 21 of Submission No. 2.

Securities and Exchange Commission

May 8, 2020

3.

On page 6, in the first full paragraph, please clarify what “digital banking products” you offer and tell us whether they are different than your mobile and online services. Please make conforming revisions to the similar disclosure on page 85 of the Business section.

We acknowledge the Staff’s comment and have clarified these are mobile and online services. We have also made conforming changes to the similar disclosure in the section entitled “Business.” Please see pages 7 and 94 of Submission No. 2.

Selected Historical Consolidated Financial Data and Other Information, page 12

4.

We note your disclosure in footnote (1) on page 14 states that other noninterest expense includes $2.0 million received from State of Alabama Loan Guarantee Fund dissolution for 2019. However, the table you present on page 55 shows this $2.0 million amount included in noninterest income, rather than noninterest expense. Please revise your table on page 12 to cross-reference to the appropriate line item where the $2.0 million has been recorded.

We acknowledge the Staff’s comment and have included clarifying footnotes for each of noninterest income and noninterest expense. Please see page 13 of Submission No. 2.

Non-GAAP Financial Measures, page 15

5.

We note your calculation and reconciliation of pretax pre-provision core net income excludes a $2.0 million charge recognized through your provision relating to the dissolution of a loan guarantee program from the state of Alabama. However, you do not exclude the related $2.0 million gain. Please tell us how you believe this presentation is consistent with Question 100.03 of the Non-GAAP Financial Measures C&DI. Similarly, tell us whether you consider the $2.0 million gain to be a recurring or nonrecurring item and your consideration of whether it should be excluded from your core net income as well.

We acknowledge the Staff’s comment and have revised the definition of pretax pre-provision core net income, which is now defined as net income less acquisition related expenses, loan loss provision, the Alabama Loan Guarantee Program refund, gain/(losses) on sale of securities and income taxes.

We believe the revised definition of pretax pre-provision core net income complies with Question 100.03 of the Non-GAAP Financial Measures C&DI. Net income for the year ended December 31, 2019 included approximately $2.0 million from the dissolution of the Alabama Loan Guarantee Program, which was recorded as a gain and included in noninterest income. In connection therewith, the Company also recorded a $2.0 million loan loss provision to increase the allowance for loan losses, due to the loss of the guarantee on such loans. The revised definition of pretax pre-provision core net income excludes the approximately $2.0 million gain by subtracting the Alabama Loan Guarantee Program refund from net income, and also excludes the related entry into loan loss provision by excluding loan loss provision from the definition of pretax pre-provision core net income. Accordingly, the definition of pretax pre-provision core net income excludes both the gain and charge, consistent with Question 100.03 of the Non-GAAP Financial Measures C&DI.

Securities and Exchange Commission

May 8, 2020

In addition, we have revised the definition of core net income to exclude the gain associated with the Alabama Loan Guarantee program, as we believe it is a nonrecurring item. Please see pages 16 through 18 of Submission No. 2.

Risk Factors

Southern States ability to pay dividends, page 34

6.

Please quantify, to the extent practicable, the “certain capital levels” referred to in this risk factor, that the Bank must maintain, which may restrict the ability of your Bank to pay dividends to you, and your ability to pay dividends to your stockholders.

We acknowledge the Staff’s comment and have specified the capital levels that we must maintain that could restrict our ability to pay dividends. Please see page 41 of Submission No. 2.

Use of Proceeds, page 44

7.

We note that one of the intended use of proceeds is the potential acquisition of other banks or closely related businesses. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans.

We acknowledge the Staff’s comment and have clarified that we do not have any current plans for acquisitions. Please see page 51 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

8.

We note that you recognized a $2.0 million gain in noninterest income during 2019 for funds received from the State of Alabama as a result of the dissolution of a loan guarantee program that the Bank participated in. Please provide us with more information about the nature of this program and arrangement, including any relevant terms, services, criteria and reference to accounting guidance applied to account for the arrangement.

The Loan Guarantee Program (the “Program”) was operated by the State of Alabama. The Program was designed to incentivize lenders to make term loans or provide lines of credit to new or existing small businesses by supporting such loans or lines of credit with a guarantee from the State of Alabama. The Program required a 1% fee on the commitment balance at origination from the lender and in return the lender received a guarantee of up to 50% of losses in the event of the borrower’s default.

Under the Program loan proceeds were required to be used for a “business purpose,” which included, but was not limited to start-up costs, working capital, business procurement, franchise fees, equipment, inventory, as well as the purchase, construction renovation or tenant improvements of an eligible place of business that was not for passive real estate

Securities and Exchange Commission

May 8, 2020

investment purposes. Under the Program, the definition of business purpose excluded activities that relate to acquiring or holding passive investments such as commercial real estate ownership, the purchase of securities; and lobbying activities. The Program specified that loan proceeds could not be used to repay delinquent federal or state income taxes unless the borrower had a payment plan in place with the relevant taxing authority; payroll or sales taxes; reimburse funds owed to any owner, including any equity injection or injection of capital for the business’ continuance; or purchase any portion of the ownership interest of any owner of the business.

Under the Program, the borrower could not have been an executive officer, director, or principal shareholder of the lender; a member of the immediate family of an executive officer, director, or principal shareholder of the lender or certain other individuals. Additionally, the borrower could not have been engaged in speculative activities; earn more than half of its annual net revenue from lending activities; engage in pyramid sales, illegal activities or gambling enterprises.

The Company received $2.0 million resulting from the termination of the Program. The payment of $2.0 million received by the Company from the State of Alabama in October 2019 was recorded as a gain and included in noninterest income on the accompanying consolidated statements of earnings. In connection therewith, the Company also recorded a $2.0 million loan loss provision to increase the allowance for loan losses, due to the loss of the guarantee on such loans. We are continuing to monitor these loans. As of December 31, 2019, the Company had 15 loans outstanding totaling $9.6 million that were previously enrolled in the Program prior to its termination by the State of Alabama.

We have included additional details on the funds received from the State of Alabama on the dissolution of a loan guarantee program. Please see page 64 of Submission No. 2.

Recently Issued Accounting Pronouncements, page 78

9.

We note from your disclosures on page F-28 that you entered into various lease arrangements; however, you make no reference to your adoption or pending adoption of ASC 842. Please revise to include disclosures regarding your adoption or plans for adoption in future periods, including any necessary transition disclosures. Refer to SAB 74 for additional guidance.

We acknowledge the Staff’s comment and have added disclosure related to our pending adoption of Accounting Standards Codification (“ASC”) 842. Please see page 88 of Submission No. 2.

Securities and Exchange Commission

May 8, 2020

Principal and Selling Stockholders, page 110

10.

Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares for any entities listed in the table. Examples include Patriot Financial Partners and Davis Partnership, L.P.

We acknowledge the Staff’s comment. Pursuant to a discussion with the Staff on April 29, 2020, we will include the information in connection with the first public filing of the Registration Statement.

Exclusive Forum, page 116

11.

We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your amended and restated bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We acknowledge the Staff’s comment. We will inform investors in future filings under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by including disclosure of the exclusive forum provision, and that it would not apply to suits brought to enforce any duty or liability created under the Securities Act or Exchange Act, at any time a description of the Company’s securities is required under Item 202 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General, page F-8

12.	Please revise your disclosure to include a footnote addressing subsequent events. Refer to ASC 855.

We acknowledge the Staff’s comment and have added a footnote addressing subsequent events. Please see “Note 18. Subsequent Events” on page F-47 of Submission No. 2.

Earnings Per Share, page F-14

13.

We note your presentation of basic and diluted earnings per share. We also note that you have restricted stock and stock options; however, it is unclear how you considered the applicability of the two-class method in your earnings per share computation. Please tell us how you considered the application of the two-class method in accordance with ASC 260-10-45-59A through 70, including a discussion of the dividend and various other rights of the restricted stock and stock options. To the extent that you are applying the two-class method, revise to clarify in your disclosures accordingly.

The Company performs a calculation, on at least an annual basis, of basic earnings per share (“EPS”) using the two-class method.

Securities and Exchange Commission

May 8, 2020

In applying the two-class method, the Company first identifies participating securities that, in their current form (e.g., prior to exercise, settlement, conversion, or vesting), are entitled to participate in dividends if and when declared on the Company’s common stock. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities.

The Company determined that restricted stock is considered a participating security because dividends are paid on restricted stock when paid on common stock, regardless of vesting requirements of the restricted stock. However, the Company has determined that options are not participating securities because they do not participate in dividends paid on the Company’s common stock.

In accordance with ASC 260-10-45-60A, any securities meeting the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, are included in the computation of basic EPS using the two-class method. If a participating security provides the holder with the ability to participate in all dividends declared with the holders of common stock on a one-to-one per-share basis, then the undistributed earnings should be allocated between the common stock and the participating security on a one-to-one per-share basis in accordance with ASC 260-10-55-25.

In performing the calculation of basic EPS using the two-class method, the Company allocates undistributed earnings between the common stockholders and the restricted stock, as if all undistributed earnings for the period were distributed. The results of this calculation have not resulted in a different basic or diluted earnings per share when compared to the treasury stock method. The allocation of earnings to restricted stock has not resulted in a material amount impacting the earnings per share calculation results, therefore the Company has reported earnings per share under the treasury stock method.

Accounting Standards Adopted, page F-15

14.

We note that you adopted ASC 606 on January 1, 2018. As it relates to your in-scope revenue streams, please tell us where you have provided, or revise to include, the disclosures required by ASC 606-10-50. For example, tell us where or revise to include disclosures describing the nature of the services, performance obligations and timing of recognition for each in-scope revenue stream.

We acknowledge the Staff’s comment and have added disclosure required by ASC 606-10-50. Please see “Note 16. Revenue From Contracts with Customers” on pages F-44 to F-45 of Submission No. 2.

Securities and Exchange Commission

May 8, 2020

Accountants’ Compilation Report, page F-87

15.

We note that your independent accountant has included a compilation report which states that they have not audited or reviewed the accompanying financial statements. Please note compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Please revise your document to remove the Independent Accountant’s Compilation Report from your registration statement along with any references thereto. Additionally, although the staff does not require your auditor’s to file a written review report, we do require that you engage an independent accountant to review your interim financial statements and related footnotes. Refer to Rule 10-01(d) of Regulation S-X and PCAOB — AU Section 722.

We acknowledge the Staff’s comment and have removed the Accountant’s compilation report along with the references thereto. The Company confirms that it engaged an independent account to review its interim financial statements and footnotes.

General

16.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

We acknowledge the Staff’s comment. The Company has no present plans to include additional pictures or graphics. If this changes, the Company will provide to the Staff any additional pictures or graphics to be presented, including any accompanying captions, for review with sufficient time in advance of the scheduled printing and distribution of the preliminary prospectus.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Mike Waters of Jones Walker LLP at (205) 244-5210.

*     *     *     *     *

Very truly yours,

Southern States Bancshares, Inc.

By:	/s/ Lynn Joyce
Name: Lynn Joyce
Title: Chief Financial Officer

Securities and Exchange Commission

May 8, 2020

Enclosures

cc: Dietrich	King (U.S. Securities and Exchange Commission)

Robert Klein (U.S. Securities and Exchange Commission)

Hugh West (U.S. Securities and Exchange Commission)

Stephen Whatley (Southern States Bancshares, Inc.)

Mike Waters (Jones Walker LLP)

Clint Smith (Jones Walker LLP)

Ralph F. MacDonald, III, Esq. (Jones Day)